July 25, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel

RE:

            Salem Communications Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed on March 16, 2007

            Form 10-Q for the quarterly period ended March 31, 2007, as amended
    Filed May 15, 2007
           File No. 000-26497

Dear Mr. Spirgel:

The staff of the Securities and Exchange Commission (the “Staff”) provided comments, by letter dated July 9, 2007 (the “Comment Letter”), to Salem Communications Corporation, a Delaware corporation (“Salem”), regarding the Form 10-K of Salem for the fiscal year ended December 31, 2006 as well as the Form 10-Q for the quarterly period ended March 31, 2007. This letter reflects Salem’s responses to the comments and changes requested by the Staff.

To facilitate your review of this letter, the responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. For your convenience in reviewing the responses, each comment has been set forth immediately prior to the respective response.

Form 10-K for the fiscal year ended December 31, 2006

Note 8.  Related Party Transactions, page 70

1.
We note that you have leases with your principal stockholders and in some instances leases with partnerships or trusts controlled by these stockholders and their families. Please provide us with more details of and your FIN 46(R) analysis of each of these arrangements. Your FIN 46(R) analysis should also address FASB Staff Position No. FIN 46(R)-5 (As Amended).

Securities and Exchange Commission
7/25/2007

Response:

As noted by the Staff, Salem is involved in certain lease arrangements whereby Salem leases office and studio space in addition to towers and transmitting equipment from entities controlled by its principal stockholders (collectively, the “Lessors”).  The operations and accounting for the Lessors is done by persons who are not employed by Salem using a separate accounting system managed and maintained at a location that is not affiliated with Salem.  All leases are negotiated and reviewed by a committee of independent directors and are at terms that do not vary materially from those that would have been available from unaffiliated parties. The terms of the lease arrangements generally provide for the following:

•
leases on a “triple net” basis, under which Salem is contractually obligated to pay directly or reimburse the Lessors for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•	rent escalations based on inflation; and
•	renewal options.

The lease arrangements between Salem and the Lessors are not considered variable interests under paragraph B24 of FIN 46(R) because they do not contain explicit guarantees of the residual value of the real estate, purchase options or similar provisions.  Additionally, Salem does not have an equity interest in the Lessors and does not guarantee the debt of the Lessors.  The leases are at terms that do not vary materially from those that would have been available from unaffiliated parties. The leases between the two parties meet the classification requirements for operating leases in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard No. 13 "Accounting for Leases", and represent only a contractual relationship.

Due to the Lessors’ reliance on these arrangements with Salem (Salem leases most of the income producing properties owned by the Lessors), and the relationship between Salem and the principal stockholders of both entities, Salem has considered whether it holds an implicit variable interest in the Lessors, as outlined by FASB Staff Position No. FIN 46R-5.

Salem has made its determination as to whether or not it has an implicit variable interest in the Lessors based upon the following facts:

Securities and Exchange Commission
7/25/2007

•	Salem has not guaranteed the principal stockholders’ investment in the Lessors;
•	Salem has not guaranteed any of the Lessors’ debt or the residual value of its assets;
•	Salem does not absorb any expected losses nor receive any residual returns of the Lessors; and
•	If there is any shortfall in cash flow for the Lessors, the Lessors are unable to seek relief from Salem;
o	Salem does not have a contractual obligation to cover any shortfalls of the Lessor nor would Salem ever do so;
o	Any payment or other value given to the Lessors by Salem must be approved in advance by a committee of independent members of Salem’s board of directors (excluding the Lessors);
o	We do not believe that the board of directors of Salem would allow the Lessors to recover any shortfalls in cash flow; and
o	The Lessors have not historically come to Salem for financial support.

Based on the facts listed above, Salem has concluded that it does not have an implicit variable interest in the Lessors.

Form 10-Q/A for the quarterly period ended March 31, 2007

2.
Please refile your amendment in full. Your amendment must contain the certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act and the signature(s) as required by the Form 10-Q.

Response:

Salem has refiled the amended Form 10-Q on July 24, 2007.  The refiled document contains the certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act and the signatures as required by the Form 10-Q.

Securities and Exchange Commission
7/25/2007

Salem acknowledges that:

•	Salem is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salem may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (805) 384-4512 with any questions or if you require further information.

Sincerely,

By: /s/ EVAN D. MASYR
Evan D. Masyr
Senior Vice President and Chief Financial Officer

cc:

Securities and Exchange Commission
Michael Henderson
Kyle Moffatt

Salem Communications Corporation
Jonathan L. Block
Scott R. Hunter
Eric H. Halvorson
Dennis M. Weinberg

Gibson, Dunn & Crutcher LLP
Thomas D. Magill

Singer Lewak Greenbaum & Goldstein LLP
Jim Pitrat
Harmeet Singh

Ernst & Young LLP
Jeffrey Rosen
Paul Chen